Jetson AI Inc.



ANNUAL REPORT

251 W 30th Street, Suite 507

New York, NY 10001

0

www.jetson.ai

This Annual Report is dated June 15, 2021.

BUSINESS

Founded in 2017, Jetson is a voice-first SaaS (Software as a Service) platform that aims to upgrade the smart speaker and voice assistant experience with greater intelligence. The Company's product provides artificial intelligence (AI) technology designed to enable businesses to sell their products and services through intelligent voice technology such as Amazon Alexa and Google Home. Businesses can either create a voice-first marketplace with a self-service dashboard, or integrate the technology into their existing systems with our application program interface (API) to build custom voice technology solutions. Our technology helps consumers and voice assistants have multi-step conversations in which voice assistants can more accurately respond to various customer requests, as well as securely process transactions. It utilizes machine learning algorithms that continually learn based on customer interactions. By allowing consumers to speak naturally, we see an opportunity for our voice technology to create a frictionless customer experience in the areas of e-commerce shopping, restaurant food ordering, and hospitality engagement.

Previous Offerings

Between 2020 and 2019, we sold crowd notes in exchange for $1,070,000 under Regulation Crowdfunding. Convertible to equity - a) 20% discount; b) valuation cap of $8,000,000; c) upon a $1,000,000 preferred stock round for major investors; d) corporate transaction conversion at two times the purchase price.

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,147,500.00

Number of Securities Sold: 3,246,110

Use of proceeds: Business and product development

Date: March 07, 2018

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $50,000.00

Use of proceeds: Business and product development

Date: February 06, 2019

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $100,000.00

Use of proceeds: Business and product development

Date: May 07, 2019

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $100,000.00

Use of proceeds: Business and product development

Date: August 01, 2019

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $100,000.00

Use of proceeds: Business and product development

Date: July 09, 2020

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Crowd Notes

Final amount sold: $1,070,000.00

Use of proceeds: Business and product development

Date: July 26, 2019

Offering exemption relied upon: Regulation CF

Type of security sold: Convertible Note

Final amount sold: $250,000.00

Use of proceeds: Business and Product Development

Date: November 09, 2020

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Year ended December 31, 2020 compared to year ended December 31, 2019
Revenues
Total revenues were $5,438 and $1,435 for the years ended December 31, 2020 and 2019, respectively. The Company has not recognized significant revenues and is currently n the

marketing stage of its software.

Expenses

Total operating expenses were $1,231,509 and $1,332,025 for the years ended December 31, 2020 and 2019, respectively. Stock-based compensation was $118,242 and $289,904 for the years ended December 31, 2020 and 2019, respectively. For the same comparative periods the Company incurred marketing expenses of $328,792 and $140,460, respectively; research and development costs of $560,348 and $560,012, respectively; and general and administrative expenses of $342,368 and $631,553, respectively.

Other expenses

Other expenses consist of interest expense on convertible notes and loans payable in the amounts of $87,286 and $5,312 for the years ended December 31, 2020 and 2019.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $0.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Small Business Administration Paycheck Protection Program Bank loan

Amount Owed: $100,457.50

Interest Rate: 1.0%

Maturity Date: April 25, 2022

1% of principal balance payable over two years; subject to 100% forgiveness.

Creditor: Joel Wertzberger

Amount Owed: $100,000.00

Interest Rate: 5.0%

Maturity Date: August 31, 2021

At Lender's option, in lieu of cash payment, accrued interest may convert to common stock of the Company at a pre-money valuation of $20 million. In the event of default, the unpaid principal and interest will convert to shares of common stock based upon two times the outstanding balance at a pre-money valuation of $20 million.

Creditor: Yidi Wertzberger

Amount Owed: $100,000.00

Interest Rate: 5.0%

Maturity Date: August 25, 2021

At Lender's option, in lieu of cash payment, accrued interest may convert to common stock of the Company at a pre-money valuation of $20 million. In the event of default, the unpaid principal and interest will convert to shares of common stock based upon two times the outstanding balance at a pre-money valuation of $20 million.

Creditor: Dale Merritt

Amount Owed: $15,000.00

Interest Rate: 3.0%

Maturity Date: August 01, 2020

In the event of default, the 3% monthly simple interest will convert into compounded interest on an annual basis.

Creditor: TriNet HR III, Inc.

Amount Owed: $34,561.34

Interest Rate: 0.0%

Maturity Date: March 01, 2023

Amount of $36,561.34 with a single payment of $10,968.40 in January 2020 and monthly payments of $1,000 thereafter until the balance is paid in full.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Peter Peng

Peter Peng's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman, Founder, CEO

Dates of Service: June 20, 2017 - Present

Responsibilities: Manages day to day operations, fundraising, business development and product development efforts. (salary $150,000 / per year)

Other business experience in the past three years:

Employer: UniKey Technologies

Title: Head of Marketing and Design

Dates of Service: December 01, 2015 - April 01, 2017

Responsibilities: Main responsibilities included creating annual marketing strategy for the organization, bringing new and disruptive products to market (hardware and software) through a combination of traditional and digital marketing campaigns, providing thought leadership, and providing support across all projects in order to make an impact on the access control industry.

Name: Heber Maughan

Heber Maughan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer

Dates of Service: October 17, 2019 - Present

Responsibilities: Responsible for the planning, implementation, managing and running of all the finance activities of a company, including business planning, budgeting, forecasting and negotiations. (~1% equity or "150,000 shares of common stock" equity grant to work full-time until the crowdfund offering is launched. Salary of $130,546.00 with additional 300,000 stock option grant thereafter)

Other business experience in the past three years:

Employer: MaughanSullivan LLC

Title: Owner

Dates of Service: January 01, 2014 - Present

Responsibilities: Outsourced CFO services, forensic accounting, audits, peer reviews, tax services, and business strategy consulting.

Name: John Caparella

Position: Director on the Board.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Peter Peng

Amount and nature of Beneficial ownership: 9,960,000

Percent of class: 60.12

RELATED PARTY TRANSACTIONS

Name of Entity: Peter Peng

Relationship to Company: Officer

Nature / amount of interest in the transaction: The CEO made an initial investment in the Company of $5,000 in early 2018.

Material Terms: He received two short-term advances of $5,000 during 2019 and incurred some personal expenses paid by the Company. The Company applied the initial investment of $5,000 against the amounts due from the officer in 2019. The amounts due from do not bear interest and are considered payable on demand. As of December 31, 2019 and 2018, the amounts due to and from the officer were $2,256 (included in accrued expense) and $90, respectively.

Name of Entity: Peter Peng

Relationship to Company: Officer

Nature / amount of interest in the transaction: On February 8, 2020, the Company's CEO entered into a loan receivable agreement with the Company in which he borrowed $25,000 from the company.

Material Terms: 6% interest per annum and a term of 5 years. The payments are deducted from his payroll checks on a semi-monthly basis. The loan is secured by a portion of common stock.

He received additional advances in 2020. The amount due from officer as of December 31, 2020 was $86,354.

Name of Entity: John Caparella

Relationship to Company: Director

Nature / amount of interest in the transaction: John received 120,000 of common stock for advisory services in 2018. Later in 2019, he made a $50,000 investment into Jetson.

Material Terms: Received 120,000 shares of common stock in 2018, which vest over a two-year period. In February 2019 John entered into a Simple Agreement for Future Equity ("SAFE") note arrangement with the Company in which the Director paid the Company $50,000 entitling him to a 10% discount on the future purchase of the Company's equity. There is no maturity date on the SAFE agreement.

OUR SECURITIES

Our authorized capital stock consists of 20,000,000 shares of common stock, par value $0.01 per share. As of December 31, 2020, 15,066,110 shares of common stock are outstanding (total vested common shares were 11,936,110). The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

No preferred stock designations have been filed with the State of Delaware to date.

Reg CF conversion terms -
a) 20% discount at the election of the Company for non-major investors (valuation cap of $$8,000,000) and upon a $1,000,000 preferred stock round for major investors;
b) corporate transaction conversion at two times the purchase price.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the crowd notes should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any note purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering convertible notes in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Jetson AI product and have started to begin commercialization. Delays or cost overruns in the development of our Jetson AI product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The convertible note that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Jetson AI is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns 1 trademark, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Jetson AI, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Jetson AI, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were organized as a Delaware corporation on June 16, 2017. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

If we do not respond to technological changes or upgrade our technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

In general, demand for our products and services is correlated with general economic conditions.

A portion of our revenue is correlated with discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, our existing customers and target market may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we are likely to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We are reliant on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The development and commercialization of our product is competitive.

We may face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing rentals, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Form C entitled "Related Person Transactions" for further details.

The Company's success depends on the experience and skill of its executive officers, key employees and the board of directors.

In particular, the Company is dependent on Peter Peng who is Founder and CEO of the Company. The Company may enter into an employment agreement Peter Peng although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Peter Peng or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Peter Peng in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to this individual in the event of their death or disability. Therefore, if Peter Peng dies or becomes disabled, the Company will not receive any compensation to assist with his absence. The loss of such person could negatively affect the Company and its operations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Public health epidemics or outbreaks, such as COVID-19, could materially and adversely impact our business.

In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The ultimate impact of the COVID-19 pandemic on our company's operations is unknown and will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the COVID-19 outbreak, new information which may emerge concerning the severity of the COVID-19 pandemic, and any additional preventative and protective actions that governments, or our company, may direct, which may result in an extended period of continued business disruption and reduced operations. Any resulting financial impact cannot be reasonably estimated at this time but may have a material adverse impact on our business, financial condition and results of operations.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You will not have a vote or influence on the management of the Company.

All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the unitholders for a vote. The intermediary does not have any fiduciary duty to you to vote in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, and more than thirty (30) days remain before the Offering Deadline, an intermediate close of the Offering can occur, which will allow the Company to draw down on the first $75,000 of the proceeds of the offering committed and captured during the relevant period, as well as every $125,000 raised after. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.

The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, the Company's current owners of 20% or more beneficially own up to 65.46% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

General Risk

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 15, 2021.

Jetson AI Inc.

By   /s/ *Peter Peng*

Name: Peter Peng

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

		2020		2019
Jetson, AI				
Balance Sheets				
December 31,				
		(unaudited)		
Assets				
Currents Assets				
Cash and cash equivalents	$	-	$	649,763
Due from officer		86,354		
Total current assets		86,354		649,763
Deferred costs		26,188		26,187
Deposits		-		5,500
Total assets		112,541	$	681,450
Liabilities and Stockholders' Equity				
Current liabilities				
Accounts payable		18,401	$	23,702
Accrued expenses		78,025		99,386
PPP loan payable		100,458		-
Total current liabilities		196,883		123,088
Long-term liabilities:				
Convertible notes		200,000		200,000
Crowd funding notes		1,070,000		1,070,000
SAFE note		50,000		50,000
Loans payable		552,412		-
Total long-term liabilites		1,872,412		1,320,000
Total liabilities		2,069,294		1,443,088
Stockholders' equity				
Common stock, $0.01 par value, 20,000,000 shares authorized, 15,066,110 issued and outstanding as of December 31, 2020 and December 31, 2019, respectively		119,361		91,086
Additional paid-in capital		1,519,211		1,429,244
Subscription receivable				-
Accumulated deficit		(3,595,325)		(2,281,968)
Total stockholders' deficit		(1,956,753)		(761,638)
Total liabilites and stockholders' deficit		112,541	$	681,450
		(0)		-

See accompanying notes to financial statements.

Jetson AI, Inc.
Statements of Operations
For the years ended December 31,

	2020	2019
	(unaudited)	
Revenue	$ 5,438	$ 1,435
Operating expense:		
Marketing and advertising	328,792	140,460
Research and development	560,348	560,012
General and administrative expense	342,368	631,553
Total operating expenses	1,231,509	1,332,025
Loss from operations	(1,226,071)	(1,330,590)
Other income (expense):		
Interest, net	(87,286)	(5,312)
Total other expense	(87,286)	(5,312)
Net loss before income taxes	(1,313,357)	(1,335,902)
Provison for income taxes	-	-
Net loss	$ (1,313,357)	$ (1,335,902)
Net loss per share - basic and diluted	$ (0.13)	$ (0.22)
Weighted average shares outstanding- basic and diluted	10,133,709	6,197,026

See accompanying notes to financial statements.

Jetson AI, Inc.
Statement of Stockholders' Equity
December 31, 2020
(unaudited)

	Common Stock			
	Shares		Amount	
Balance at December 31, 2018	14,166,110	$	55,761	$
Stock-based compensation - stock grants	900,000		35,325	
Stock-based compensation - options				
Capital contribution receivable				
Issuance costs				
Net loss for the year				
Balance at December 31, 2019	15,066,110	$	91,086	$
Stock-based compensation - stock grants				
Stock-based compensation - options				
Common stock vested			28,275	
Net loss for the year				
Balance at December 31, 2020	15,066,110	$	119,361	$

See accompanying notes to financial statements.

Jetson AI Inc

Statements of Cash Flow

		For the Years Ended December 31,		
		2020		**2019**
		(unaudited)		
Cash flows from operating activities				
Net loss	$	(1,313,357)	$	(1,335,902)
Adjustments to reconcile net loss to net cash used in operating activities:				
Stock-based compensation - options		32,431		24,550
Stock-based compensation - stock grants		85,811		300,679
Common stock vested				
Changes in operating assets and liabilities:				
Accounts receivable		-		-
Due from related party		(86,354)		90
Other deposits		5,500		(5,500)
Accounts payable and accrued expenses		(26,663)		(26,184)
Net cash used in operating activities		(1,302,632)		(1,042,267)
Cash flows from investing activities				
Cash paid for patents and trademarks		-		(26,188)
Net cash flows from investing activities		-		(26,188)
Cash flows from financing activities				
Proceeds from stock contribution receivable		-		399,716
Proceeds from investment in common stock		-		-
Proceeds from loans payable		552,412		-
Proceeds from PPP loan payable		100,458		
Proceeds from issuance of crowd notes		-		1,070,000
Offering costs		-		(3,169)
Proceeds from convertible notes		-		200,000
Proceeds from SAFE note		-		50,000
Net cash provided by financing activities		652,869		1,716,547
Net increase in cash		(649,763)	$	648,092
Cash at the beginning of the year		649,763		1,671
Cash at the end of the year		(0)	$	649,763
Supplemental disclosures of cash flow information:				
Cash paid for interest	$	-	$	1,766
Cash paid for income taxes	$	-	$	-

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Jetson AI, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware on June 16, 2017 and domiciled in New York. The Company develops voice activated software for use in the restaurant, hospitality, retail and other industries.

NOTE B – GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created substantial doubt about the ability of the Company to continue as a going concern.

The Company has an accumulated deficit of $3,595,325 as of December 31, 2020. The Company had net losses of $1,313,357 and $1,335,902 for the years ended December 31, 2020 and 2019, respectively. The Company had a working capital deficit of $110,529 on December 31, 2020 The Company has not yet generated significant revenues and incurred operating expenses of $1,226,509 and $1,330,590 for the years ended December 31, 2020 and 2019, respectively. Management's plans to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern include plans to raise additional funds to meet obligations through various capital fund-raising efforts. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans. These conditions and events create substantial doubt about the ability of the Company to continue as a going concern through the next 12 months. The financial statements do not include any adjustments that the transaction, as this is more reliable than the fair value of the services r

Our business, results of operations, and financial condition may be impacted by the coronavirus (COVID-19) outbreak. With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets. The outbreak has potential to have an adverse impact on the entertainment industry and, if repercussions of the outbreak are prolonged, could have a significant adverse impact on our business, which could be material. The Company's management cannot at this point estimate the impact of the outbreak on its business and no provision for this outbreak is reflected in the accompanying financial statements.

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing and limited operating history. The Company currently has few products for commercialization, and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months of less when purchased. The Company had a cash balance in excess of FDIC insured amounts of $0 as of December 31, 2020.

Fair Value of Financial Instruments

For purpose of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amount of the Company's short-term financial instruments approximates fair value due to the relatively short period to maturity for these instruments.

Accounts Receivable and Allowance for Doubtful Accounts

The accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company generally does not require collateral to support customer receivables. The Company provides an allowance for doubtful accounts based upon a review of the outstanding accounts receivable, historical collection information and existing economic conditions. The Company determines if receivables are past due based on days outstanding, and amounts are written off when determined to be uncollectible by management. The maximum accounting loss from the credit risk associated with accounts receivable is the amount of the receivable recorded, which is the face amount of the receivable net of the allowance for doubtful accounts. As of December 31, 2020 and 2019, the allowance for doubtful accounts was $0 and $0, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and betterments are capitalized. Maintenance and repairs are charged to operations as incurred. Depreciation is computed by the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the respective assets as follows:

	Estimated Useful Life (Years)
Computer equipment	3
Equipment	5
Furniture and fixtures	7
Leasehold improvements	*

(*) Amortized on a straight-line basis over the term of the lease or the estimated useful lives, whichever period is shorter.

Upon sale or retirement of property and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in the statements of operations.

The Company capitalizes assets with an expected useful life of one year or more and an original purchase price of $2,500 or more. Depreciation is calculated on a straight-line basis over the estimated useful life of each asset.

Revenue

The Company recognizes revenue in accordance with ASC 606, *Revenues from Contracts with Customers.* Revenues are recognized based upon the following criteria:

1.   Identify the contract with a customer.

2.   Identify the performance obligations in the contract.

3.   Determine the transaction price.

4.   Allocate the transaction price to performance obligations in the contract.

5.   Recognize revenue when or as the Company satisfies a performance obligation.

The Company's revenues are basically on a monthly subscription basis. Revenues are recognized as payment is received. Revenues cease when the customer stops its subscription.

Development Costs and Research and Development Expenses

The Company has expensed research and development costs in the periods in which incurred. As of December 31, 2019 and 2018, the Company expensed as research and development costs of approximately $560,348 and $560,012, respectively.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Deferred Costs

The Company has deferred certain legal expenses in the pursuit of obtaining patents for its technology. The total amount of costs capitalized as of December 31, 2020 and 2019 was $26,188, respectively. The deferred costs will be treated as an intangible asset upon the successful grant of the patent and amortized over the useful life of the patent. If the grant of a patent proves to be unsuccessful, then the deferred costs will be subject to impairment or write off.

Rent

During 2018, the Company occupied leased office space. In early 2019 the Company and its landlord agreed to cancel the lease and grant a mutual release. In 2019 the Company leased office expense on a month-to-month basis. There are no future minimum lease payments due under the lease. No right of use asset or liability has been recorded.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

During 2018, the Company adopted an equity incentive plan ("the Plan") for the purpose of attracting and retaining highly qualified personnel. The Company reserved 1,500,000 shares of its common stock for issuance under the Plan. The Company accounts for stock options issued to employees under ASC 718 *Stock Compensation.* Under ASC 718 share-based compensation expense to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company adopted ASU 2018-07, which permits the measurement of stock options at their intrinsic value, instead of fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that the option compensation granted by the Company may have an intrinsic value of $0. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, "*Income Taxes*." Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2019 and 2018. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of December 31, 2019 and 2018. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

The Company may be subject to potential examination by federal, state, and city taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, and compliance with federal, state, and city tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Earnings per Share

Earnings per share ("EPS") is the amount of earnings attributable to each share of common stock. For convenience, the term is used to refer to either earnings or loss per share. EPS is computed pursuant to Section 260-10-45 of the FASB Accounting Standards Codification. Pursuant to ASC Paragraphs 260-10-45-10 through 260-10-45-16, basic EPS shall be computed by dividing income available to common stockholders (the numerator) by the weighted- average number of common shares outstanding (the denominator) during the period. Common shares subject to forfeiture are excluded from the calculation of weighted average common shares outstanding. Income available to common stockholders shall be computed by deducting both the dividends declared in the period on preferred stock (whether or not paid) and the dividends accumulated for the period on cumulative preferred stock (whether or not earned) from income from continuing operations (if that amount appears in the income statement) and also from net income. The computatimight be necessary should the Company be unable to continue as a going concern.nominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued during the period to reflect the potential dilution that could occur from common shares issuable through contingent shares issuance arrangement, stock options or warrants. The Company is in a net loss position for both periods presented, diluted and basic loss per share are the same.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discuss, the Company believes that the impact of recently issued standards will not have a material effect on its financial position or results of operations upon adoption.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, *"Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement",* which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. The adoption of ASU 2018-13 did not have a material impact on the Company's financial statement presentation or disclosures.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discuss, the Company believes that the impact of recently issued standards will not have a material effect on its financial position or results of operations upon adoption.

In February 2016 the FASB issued ASU 2016-02, *Leases (Topic 842),* which supersedes the guidance in ASC 840, *Leases.* The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public companies. The Company has elected not to early adopt this standard.

In December 2019, the FASB issued ASU 2019-12, *Income Taxes(Topic 740): "Simplifying the Accounting for Income Taxes"*, which is intended to simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740 and by clarifying and amending existing guidance to improve consistent application. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted. Certain amendments within this ASU are required to be applied on a retrospective basis, certain other amendments are required to be applied on a modified retrospective basis and all other amendments on a prospective basis. The Company is currently evaluating the impact the adoption of this standard will have on the consolidated financial statements.

NOTE D – FAIR VALUE MEASUREMENTS

The Company follows ASC 820-10 of the FASB Accounting Standards Codification to measure the fair value of its financial instruments and disclosures about fair value of its financial instruments. ASC 820-10 establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (U.S. GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, ASC 820-10 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The three (3) levels of fair value hierarchy defined by ASC 820-10 are described below:

Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.
Level 2	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.
Level 3	Pricing inputs that are generally unobservable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amounts of the Company's financial assets and liabilities, such as cash, accounts receivable, inventory, prepaid expenses and other current assets, accounts payable and accrued expenses approximate their fair values because of the short maturity of these instruments.

Transactions involving related parties typically cannot be presumed to be carried out on an arm's-length basis, as the requisite conditions of competitive, free-market dealings may not exist.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F – STOCKHOLDERS' DEFICIT

The Company originally filed its Certification of Incorporation on June 16, 2017. Subsequently, on February 22, 2018 the Company filed an Amended and Restated Certificate of Incorporation increasing the authorized shares of common stock to 20,000,000 and authorized a 12,000 to 1 stock split on the issued and outstanding common stock. The par value of the common stock is $0.01. All share amounts shown herein have been presented to retroactively reflect the stock split under FASB ASC 505-10-S99-4.

The Company has authorized 20,000,000 shares of common stock of which 15,066,110 shares were issued and outstanding as of December 31, 2020 and 2019, respectively. The vested common shares issued as of December 31, 2020 and 2019 were 11,936,110 and 9,108,610, respectively. As of December 31, 2020, 3,130,000 shares of common stock remain subject to vesting.

On February 16, 2018 the founder and CEO was granted 9,960,000 shares of common stock (post stock split). Other advisors were issued (post stock split) 960,000 shares of common stock. Stock-based compensation of $37,205 and $48,810 was recorded as of December 31, 2020 and 2019, respectively. The shares of common stock issued in these stock grants are subject to repurchase options at $0.01 over a four-year vesting period. The Company valued the stock grants based on the cash issuance prices effective at the time of the stock grants. The total fair value of the cumulative stock grants was estimated to be $318,150 at the time of the stock grants.

The Company issued 900,000 shares of common stock during 2019 to a former employee and officer and to an advisor and investor. Stock-based compensation expense was recognized in the amount of $309,150 relating to these transactions.

Total stock-based compensation expense related to the stock grants was $85,812 and $300,679 during the years ended December 31, 2020 and 2019, respectively, commensurate with the vesting of the common stock grants. The Company has $48,475 of unrecognized stock-based compensation expense on these stock grants as of December 31, 2020, which amount is expected to be expensed upon vesting in the years 2021 and 2022.

NOTE G – 2018 OMNIBUS STOCK INCENTIVE PLAN

The Company approved the 2018 Stock Incentive Plan ("Plan") in 2018 reserving 1,500,000 shares of common stock, of which 1,075,000 shares remain available for issuance as of December 31, 2019. The Company granted options to employees to purchase 300,000 shares of the Company's common stock on April 2, 2018 and 125,000 shares in 2019. The options have an exercise price of $0.06 per share, a term of 5 years and a 4-year vesting. The options have an aggregated fair value of $129,725 that was calculated using the Black-Scholes option-pricing model based on the assumptions below as of the grant date. The number of options that was available for issuance as of December 31, 2020 were 1,075,000.

During the years ended December 31, 2020 and 2019, the Company recorded total stock-based compensation expense related to the options of $32,431 and $24,550, respectively. The unrecognized expense as of December 31, 2020 was $28,844, which will be recognized over a weighted average period of 21 months.

The following is a summary of the Company's option activity:

	Options	Weighted Average Exercise Price
Outstanding – January 1, 2019	300,000	$0.06
Exercisable – January 1, 2019	50,000	$0.06
Granted	0	0
Exercised	0	0
Cancelled/Expired	0	0
Outstanding – December 31, 2019	425,000	$0.06
Exercisable – December 31, 2019	128,646	$0.06
Granted	0	
Exercised	0	
Cancelled/Expired	0	
Outstanding – December 31, 2020	425,000	$0.06
Exercisable – December 31, 2020	269,375	$0.06

Exercise Price	Number Outstanding		Weighted Average Remaining Contractual Life (in years)
December 31, 2020			
$0.06	425,000	8	7.70
December 31, 2019			
$0.06	425,000	9	8.70

At December 31, 2020, the total intrinsic value of the options outstanding and exercisable was $161,015.

On April 2, 2018 the Company granted options to employees to purchase 300,000 shares of the Company's common stock. The options were with an exercise price of $0.06 per share, a term of 5 years and a 4-year vesting period with annual vesting over the 4-year vesting period. The options have an aggregated fair value of $91,800 that was calculated using the Black-Scholes option-pricing model based on the assumptions below as of the grant date.

	December 31, 2018
Risk-free interest rate	2.55%
Expected life of grants	6.25 years
Expected volatility of underlying stock	50%
Dividends	0%

On October 28, 2019 the Company granted options to employees to purchase 50,000 shares of the Company's common stock. The options were with an exercise price of $0.06 per share, a term of 5 years and a 4-year vesting period with annual vesting over the 4-year vesting period. The options have an aggregated fair value of $15,200 that was calculated using the Black-Scholes option-pricing model based on the assumptions below as of the grant date.

	December 31, 2019
Risk-free interest rate	1.66%
Expected life of grants	6.25 years
Expected volatility of underlying stock	50%
Dividends	0%

On November 1, 2019 the Company granted options to employees to purchase 75,000 shares of the Company's common stock. The options were with an exercise price of $0.06 per share, a term of 5 years and a 4-year vesting period with annual vesting over the 4-year vesting period. The options have an aggregated fair value of $22,725 that was calculated using the Black-Scholes option-pricing model based on the assumptions below as of the grant date.

	December 31, 2019
Risk-free interest rate	1.55%
Expected life of grants	6.25 years
Expected volatility of underlying stock	50%
Dividends	0%

NOTE H – DEBT, COMMITMENTS AND CONTINGENCIES
Convertible Debentures

Effective June 7, 2019, the Company entered into an unsecured Convertible Promissory Note Financing Agreement ("Agreement") with third party individual in the amount of $100,000. The interest rate is 4% per annum payable at maturity and has a term of 24 months. Upon the consummation of an equity financing resulting in raising gross proceeds to the Company of at least $2,500,000, all outstanding principal and accrued interest shall be automatically converted into the equity securities being sold by the Company. The price per share to be determined based on a pre-money fully diluted entity valuation of $6,000,000 (Capped Conversion Price). The note holder may convert all outstanding principal and accrued interest into shares of the Company's common stock equal to the quotient of (A) the aggregate amount of outstanding principal and accrued and unpaid interest divided by (B) the Capped Conversion Price. If the Company shall consummate an equity financing that is not a qualified financing, the investor may converthe transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.arrants. The Company is in a net loss position for both periods presented, diluted and basic loss

Effective August 15, 2019, the Company entered into an unsecured Convertible Promissory Note Financing Agreement ("Agreement") with third party investor in the amount of $100,000. The interest rate is 4% per annum payable at maturity and has a term of 24 months. Upon the consummation of an equity financing resulting in raising gross proceeds to the Company of at least $2,500,000, all outstanding principal and accrued interest shall be automatically converted into the equity securities being sold by the Company. The price per share to be determined based on a pre-money fully diluted entity valuation of $6,000,000 (Capped Conversion Price). The note holder may convert all outstanding principal and accrued interest into shares of the Company's common stock equal to the quotient of (A) the aggregate amount of outstanding principal and accrued and unpaid interest divided by (B) the Capped Conversion Price. If the Company shall consummate an equity financing that is not a qualified financing, the investor may convethe transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.arrants. The Company is in a net loss position for both periods presented, diluted and basic loss

Litigation

In 2019 the Company utilized the services of various payroll providers. The Company failed due to cash flow issues to reimburse one such provider for payroll expenses and applicable taxes and fees. The payroll provider brought suit against the Company in the Supreme Court of the State of New York seeking payment for these costs. The Company waived its right to trial and stipulated to the amount to be paid. The case was settled on January 28, 2020. The Company agreed to pay $36,561 on the account, which amount was accrued as of December 31, 2019. The Company paid $10,968 on January 29, 2020 and continues to pay $1,000 per month until the balance is paid in full. The balance of this liability as of December 31, 2020 was approximately $11,593.

Regulation CF Funding

The Company completed a Regulation CF funding round in 2019 receiving net proceeds of $1,066,831. The Company issued Crowd Notes that are convertible into the Company's equity. The Crowd Notes are not freely tradable until one year from the initial purchase date but may have limitations as there is no public market for the Crowd Notes. The conversion terms of the Crowd Notes: a) 20% discount at the election of the Company for non-major investors (valuation cap of $8,000,000) and upon a $1,000,000 preferred stock round for major investors; b) corporate transaction conversion at two times the purchase price. The total amount raised in the Regulation CF was $1,070,000.

Loan payable

The Company entered into a short-term loan with the same individual who made a convertible note of $100,000. The loan amount totaled $15,000 with a 36% per annum interest rate. The loan was repaid with interest on 10/12/2019. The Company recorded $1,125 of interest expense.

The Company entered into a short-term unsecured loan payable with a third party associated with the Reg CF fund raise in the amount of $75,000 bearing an interest rate of 24% per annum. The loan was repaid with interest in the amount of $641.

A Director of the Company received 120,000 shares of common stock in 2018, which vest over a two-year period. In February 2019 the Director entered into a Simple Agreement for Future Equity ("SAFE") note arrangement with the Company in which the Director paid the Company $50,000 entitling him to a 10% discount on the future purchase of the Company's equity. If there is an equity financing prior to the termination of the SAFE, then the SAFE converts into the number of shares of SAFE preferred stock equal to the purchase amount divided by the discount price. If there is a liquidity event prior to the termination of the SAFE, then the SAFE will be entitled to receive a portion of the proceeds equal to the greater of (i) the purchase amount or (ii) the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price. If there is a dissolution event before the termination of the SAFE, the Investor will be entitled to receive a portion of proceeds equal to the cash-the transac

On August 25, 2020 the Company entered into a short-term unsecured debt with a shareholder for $100,000 with an interest rate of 60% per annum. As of December 31, 2020, the Company had accrued interest expense of $21,041.

On August 28, 2020 the Company entered into a short-term unsecured debt with a shareholder for $100,000 with an interest rate of 60% per annum. As of December 31, 2020, the Company had accrued interest expense of $20,055.

On October 30, 2020 the Company entered into a short-term unsecured debt with a third party for $50,000 with an interest rate of 4% per annum. As of December 31, 2020, the Company had accrued interest expense of $340.

On November 9, 2020 the Company entered into a short-term unsecured debt with a third party for $150,000 with an interest rate of 4% per annum. As of December 31, 2020, the Company had accrued interest expense of $855.

On December 15, 2020 the Company entered into a short-term unsecured debt with a third party for $50,000 adding to the loan as of July 10, 2020 of $100,000 with an interest rate of 4% per annum. As of December 31, 2020, the Company had accrued interest expense of $1,995.

NOTE I - RELATED PARTY TRANSACTIONS

The CEO made an initial investment in the Company of $5,000 in early 2018. He received two short-term advances of $5,000 during 2019 and incurred some personal expenses paid by the Company. The Company applied the initial investment of $5,000 against the amounts due from the officer in 2019. Further borrowings occurred in 2020, and a formal note was executed with a term of three years and an annual interest rate of 6%. The loan is collateralized by common stock. As of December 31, 2020 and 2019, the amounts due from the officer were $86,354 and $2,256, respectively.

A Director of the Company received 120,000 shares of common stock in 2018, which vest over a two-year period. In February 2019 the Director entered into a Simple Agreement for Future Equity ("SAFE") note arrangement with the Company in which the Director paid the Company $50,000 entitling him to a 10% discount on the future purchase of the Company's equity.

On May 18, 2019 a former officer of the Company received a stock grant of 750,000 shares of common stock, which vested immediately. The Company recorded stock-based compensation expense of $257,625 relating to this transaction.

NOTE J – INCOME TAXES

As of December 31, 2020, the Company has available for U.S. federal income tax purposes a net operating loss ("NOL") carryforward of approximately $3,069,000 that may be used to offset future taxable income. If not used, these NOLs may be subject to limitation under Internal Revenue Code Section 382 should there be a greater than 50% ownership change as determined under the regulations. The Company plans on undertaking a detailed analysis of any historical and/or current Section 382 ownership changes that may limit the utilization of the net operating loss carryovers. No tax benefit has been reported with respect to these net operating loss carryforwards in the accompanying financial statements since the Company believes that the realization of its net deferred tax asset of approximately $644,000 was not considered more likely than not and accordingly, the potential tax benefits of the net loss carryforwards are fully offset by a valuation allowance of $644,000. The Company cannot utilize these NOLs by carryithe transaction, as this is more reliable than the

Deferred tax assets consist primarily of the tax effect of NOL carry-forwards. The Company has provided a full valuation allowance on the deferred tax assets because of the uncertainty regarding its realizability. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon future generation for taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. The valuation allowancthe transaction, as this is more reliable than the fair value of the services received. The fair value is measur

The Company evaluated the provisions of ASC 740 related to the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. ASC 740 prescribes a comprehensive model for how a company should recognize, present, and disclose uncertain positions that the Company has taken or expects to take in its tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the net benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits." A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

If applicable, interest costs related to the unrecognized tax benefits are required to be calculated and would be classified as Other expenses – Interest expense in the statement of operations. Penalties would be recognized as a component of General and administrative expenses.

No material interest or penalties on unpaid tax were recorded during the years ended December 31, 2020 and 2019. As of December 31, 2020 and 2019, no liability for unrecognized tax benefits was required to be reported. The Company does not expect any significant changes in its unrecognized tax benefits in the next year.

Components of deferred tax assets are as follows:

	December 31,	
	2020	2019
Net deferred tax assets – Non-current:		
Expected Income tax benefit from NOL carry-forwards	$ 644,000	$ 502,000
Less valuation allowance	(644,000)	(502,000)
Deferred tax assets, net of valuation allowance	$ -	$ -

Income Tax Provision in the Statements of Operations

A reconciliation of the federal statutory income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

	For the Years Ended December 31,	
	2020	2019
Federal and state statutory income tax rate	27.50%	27.50%
Change in valuation allowance on net operating loss carry-forwards	-27.50%	-27.50%
Effective income tax rate	0.00%	0.00%

NOTE K - SUBSEQUENT EVENTS

On February 15, 2021 the Company entered into a short-term note payable with an existing note holder in the amount of $50,000 and an annual interest rate of 4%.

In March 2021 the Company entered into an agreement with StartEngine Inc. in connection with a Regulation CF fund raising effort. The fund raising is currently in process.

Our business, results of operations, and financial condition may still be impacted by the Coronavirus (COVID-19) outbreak. With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets. The outbreak has potential to have an adverse impact on the entertainment industry and, if repercussions of the outbreak are prolonged, could have a significant adverse impact on our business, which could be material. The Company's management cannot at this point estimate the impact of the outbreak on its business and no provision for this outbreak is reflected in the accompanying financial statements.

Management considered events subsequent to the end of the period through April 30, 2021 and determined that no changes to the financial statements were warranted.

Additional Paid in Captial		Capital Comntribution Receivable		Accumulated Deficit		Total
1,142,509	$	(399,716)	$	(946,066)	$	(147,512)
265,354						300,679
24,550						24,550
		399,716				399,716
(3,169)						(3,169)
				(1,335,902)		(1,335,902)
						-
1,429,244	$	-	$	(2,281,968)	$	(761,638)
85,811						85,811
32,431						32,431
(28,275)						-
				(1,313,357)		(1,313,357)
				1		1
1,519,211	$	-	$	(3,595,325)	$	(1,956,753)

Weighted Average Fair Value of Grants	Number Exercisable	Weighted Average Fair Value of Grants
$0.304	234,896	$0.3040
$0.304	128,646	$0.3040

CERTIFICATION

I, Peter Peng, Principal Executive Officer of Jetson AI Inc., hereby certify that the financial statements of Jetson AI Inc. included in this Report are true and complete in all material respects.

Peter Peng

Principal Executive Officer